OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44344

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: H. Rivkin & Company, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 preservation Place
(No. and Street)

Princeton	New Jersey	08540
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeroen Hoevers	609-730-4200	jhoevers@hrivkinco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co, LLP Chartered Accountants
(Name – if individual, state last, first, and middle name)

C-7/227, Sector-7, Rohini	New Delhi	India	1110085
(Address)	(City)	(State)	(Zip Code)

	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeroen Hoevers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of H. Rivkin & Company, Inc, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Jeroen Hoevers.

Title: President

Notary Public

ANNAROSE SWANHART
A Notary Public of New Jersey
My Commission Expires 8/7/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) *Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.*
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences *exist.*
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) *Supplemental reports on applying agreed-upon procedures, in accordance with* 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

H. RIVKIN AND COMPANY, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2021

H. RIVKIN AND COMPANY, INC.

TABLE OF CONTENTS

December 31, 2021



A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Board of Directors and Members of
H. Rivkin and Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of H. Rivkin and Company, Inc. (the "Company") as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.


TIAG



In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co

AJSH & Co LLP

We have served as the Company's Auditor since 2019

New Delhi, India
March 31, 2022

H. RIVKIN AND COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS	
Cash	$ 988
Brokers receivable	64,350
Deferred tax asset	93,981
Total current assets	159,319
Total assets	$ 159,319

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 5,760
Short term loan	3,121
SBA loan	25,000
Total liabilities	33,881
Stockholder's equity	
Common stock - par value $0.01	
Authorized - 200,000 shares	
Issued - 25,000 shares	
Outstanding - 25,000 shares	250
Additional paid-in-capital	233,789
Accumulated deficit	(108,601)
Total stockholder's equity	125,438
Total liabilities and stockholder's equity	$ 159,319

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF INCOME
For The Year Ended December 31, 2021

Revenues	
Commission income	$ 59,992
Other Income	47,374
Total revenues	107,366
Expenses	
Employee compensation and benefits	7,954
Commissions - Brokers	8,515
Legal and professional services	17,120
Licenses and registration	1,991
Payroll and miscellaneous taxes	5,623
Clearing costs	61,099
Other	218
Total expenses	102,520
Income (loss) before income tax	4,846
Deferred tax benefit	(9,041)
Net Income (loss)	$ 13,887

See accompanying notes to financial statements.

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended December 31, 2021

	Total	Common stock par value $0.01	Additional paid-in capital	Accumulated deficit
Stockholder's equity at December 31, 2020	$ 116,551	$ 250	$ 238,789	$ (122,488)
Stockholder withdrawals	(5,000)	-	(5,000)	-
Net income (loss)	13,887	-	-	13,887
Stockholder's equity at December 31, 2021	$ 125,438	$ 250	$ 243,789	$ (108,601)

OK

H. RIVKIN AND COMPANY, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2021

Cash flows from operating activities		
Net income	$	4,846
Adjustments to reconcile net income to net cash provided by (used in) used in operating activities		
Decrease (Increase)in broker receivable		59,687
Decrease (increase) in deposit with clearing broker		(25,495)
Increase(decrease) in accounts payable		(11,783)
Net cash provided by (used in) operating activities		27,255
Cash flows used in financing activities		
Increase in Short term loan		3,121
Stockholder withdrawals		(5,000)
Decrease in SBA loan		(23,687)
Net cash used in financing activities		(25,566)
Net increase (decrease) in cash		1,689
Cash at December 31, 2020		(701)
Cash at December 31, 2021	$	988

See accompanying notes to financial statements.

Note 1 – Summary of Significant Accounting Policies

Business Activity

H. Rivkin and Company, Inc. (the "Company") was incorporated in the State of New York on March 2, 1992. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Exchange Commission ("SEC"), and the Securities Investor Protections Corporation ("SIPC").

On March 31, 2015, the Company's stockholders entered into a Purchase/Sale Agreement to sell 100% of their outstanding stock in the Company to the members of New Deventer Enterprises, LLC (the purchaser). On May 15, 2015, the purchaser had applied and received approval as a broker/dealer with FINRA. FINRA approval has been granted and the purchaser now owns 100% of the stock in the Company.

The Company is engaged in business as a securities broker-dealer and active in the secondary market for equities, corporate bonds, and bank loans.

The Parent is committed to contributing capital to fund the broker dealer if needed.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Method of Accounting

The books for accounting reflect transactions on the accrual method of accounting. For income tax reporting the Company has adopted the cash method.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property and equipment are 5-7 years.

Statement of Cash Flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Note 1 – Summary of Significant Accounting Policies (continued)

Investments Inventory and Fair Value

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in shareholders' equity.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level l) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

The fair value of substantially all securities is determined by quoted market prices and are classified as Level 1. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market and are classified as Level 2. Gains or losses on securities sold are based on the specific identification method.

Income Taxes

The Company, organized in the state of New Jersey as a corporation, files a corporation tax return.

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Income taxes are based on financial statement income with a deferred tax provision (if applicable) to reflect the tax effect of timing differences between financial statement income and taxable income. The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the future tax temporary differences and/or carry forwards. (See Note 9).

The Company files Federal as well as New Jersey tax returns. The company's tax returns are no longer subject to tax examinations by federal or state taxing authorities for years before 2013.

COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern”. This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID- 19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company’s results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, brokers' receivable, prepaid expenses, accrued expenses, accounts payable, and income taxes payable. The recorded values of cash and cash equivalents, brokers receivable, broker payable, accrued expenses and related payables, and income taxes payable approximate their fair values based on their short-term nature. The recorded values of inventory - securities approximate their fair value based on market quotes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Securities transactions (and related commission revenue and expenses if applicable) are recorded on a trade date basis.

Note 2 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

Note 3 – Brokers' Receivable

The clearing and depository operations for the Company's transactions are provided by Wedbush Clearing. December 31, 2021, the account balance was $69,439.

Note 4 – Deposit with Clearing Broker

Pursuant to the clearing agreement with Wedbush Clearing ("Clearing Broker"), the Company introduces all of its securities transitions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2021 was -$5,089.

Note 5 —Property & Equipment

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Furniture and fixtures	$ 19,255	5-7 years
Office equipment	15,547	5-7 years
Automobile	15,404	5-7 years
	50,206	
Less: accumulated depreciation	(50,206)	
Property and equipment, net	$ 0	

Depreciation expense for the year ended December 31, 2021 was $0.

Note 6 – Commitments and Contingencies

Commitments

From November 2018 forward, the Company has been on a month-to-month lease with a payment of $600 per month. The Company received rent forgiveness in the amount of $12,007.50. Rent expense for the year ending December 31, 2021 was -$9,607.50, as shown on the statement of income.

The Company entered into a Promissory Note with JP Morgan Chase as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal

amount of $23,687 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's net profits during the twenty-four-week period following the funding of the PPP Loan.

The interest rate on the PPP Note is a fixed rate of .98% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning six months from April 2020. The PPP Note matures in two years. This loan was forgiven in 2021 with no interest accrued.

The Company entered into a loan agreement with the SBA in the principal amount of $25,000. Proceeds are to alleviate economic injury caused by the 2019 Coronavirus Pandemic. Payments are to begin twelve months from the date of June 2020. Interest will accrue at 3.75% and the note will mature in thirty years. No interest was charged in 2021 and this loan is present on the financial statements.

The Company entered into a EIDL advance in May 2021 and received a $4,000 grant pursuant to the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). No interest accrues on this as it was a government grant.

Each Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the Note.

Contingencies

The Company was named as an interested party in a settlement involving owners of its parent company. The settlement had no effect on the Company's operations, assets or liabilities.

The Company had no other commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the year then ended.

Note 7 – Related Party Transactions

The Company had a few related party transactions during the year ended December 31, 2021.

Note 8 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $35,457 which exceeded its required net capital by $30,457. The Company's ratio of aggregate indebtedness ($29,881) to net capital was 0.84 to 1, which is less than the 15 to 1 maximum allowed.

Note 9 – Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. The deferred tax adjustment is the amount required to adjust the deferred tax asset to that expected benefit to be incurred in future years. An assumption inherent in an enterprise's statements of financial position prepared in accordance with generally accepted accounting principles is that reported amounts of assets and liabilities will be recovered and settled, respectively. Based on that assumption, the deferred tax liability has been estimated using the tax rates in effect at the present time.

The provision for income tax expenses (benefits) at December 31, 2021, is comprised of the following:

Current income tax expense (benefit)		
Federal	$	-
State		525
Total current income tax expense (benefit)		525
Deferred income tax expense (benefit)		
Federal		(9,041)
State		-
Total deferred income tax expense (benefit)		(9,041)
Total provision for income tax expense (benefit)	$	(8,516)

Deferred taxes arise due to the Company's net operating loss carryforwards. For the year ended December 31, 2021, the Company has available $436,297 in net operating loss carryforwards, expiring beginning 2029.

Note 10 – Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021, or during the year then ended.

Note 11 – Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has

determined that there were no events which took place that would have a material impact on its financial statements.

Note 12 - Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending December 31, 2021. Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

H. RIVKIN AND COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
As of December 31, 2021

Total stockholder's equity		$ 125,438
Less: non-allowable assets		
Property and equipment	$ -	
Deferred tax asset	(93,981)	
Other asset	-	
Total non-allowable assets		93,981
Add: SBA loan		4,000
Net capital		35,457
6 2/3 percent of net aggregate indebtedness	$ 1,992	
Minimum dollar net capital required	$ 5,000	5,000
Excess net capital		$ 30,457
Aggregate indebtedness		29,881
Ratio of Aggregate indebtedness to net capital		0.84 : 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 report dated December 31, 2021.

H. RIVKIN AND COMPANY, INC.
SCHEDULE II – COMPUTATION FOR DETERMINING OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2021

A computation of reserve requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

H. RIVKIN AND COMPANY, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2021

Information relating to possession or control requirements is not applicable to H. Rivkin and Company, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

H. Rivkin and Company, Inc.

Report on Exemption Provisions

For the Year Ended December 31, 2021





Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
H. Rivkin and Company, Inc.

We have reviewed management's statements, included in the accompanying H. Rivkin and Company, Inc. ("the Company") Exemption Report, in which (1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F R. § 240.17a-5 because the Company limits its business activities exclusively to securities broker-dealer and active in the securities market for equities, corporate bonds and bank loans. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

AJSH & Co

AJSH & Co LLP

New Delhi, India
March 31, 2022


TIAG


CA

Assertions Regarding Exemption Provisions

We, as members of management of H. Rivkin and Company, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2021.

H. Rivkin and Company, Inc.

By:

Jeroen Hoevers

(Jeroen Hoevers, Managing Stockholder)

3/31/2022

(Date)